

Hakan Lindskog

Chief Operating Officer at Neurohacker Collective

Washington D.C. Metro Area

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 **Neurohacker Collective**

 **Swedish University of Agricultural Sciences**

 **See contact info**

 **486 connections**

Business leader with a strong focus on revenue and profit growth; change agent with a keen sense of vision and strategy, but a bias for action and execution. 20 years of leadership and P&L management (as CEO, President or COO) of digital marketing, media, direct marketing and ecommerce companies...

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Experience



Chief Operating Officer
Neurohacker Collective
Dec 2017 – Present • 8 mos
Greater San Diego Area

Founder and CEO
Recur Advisory LLC
Oct 2016 – Present • 1 yr 10 mos
Manassas, Virginia

Recur Advisory LLC is a consultancy focused on recurring revenue business. We create and optimize subscription, membership and club businesses across a range of industries - mobile apps, music and video, publishing, digital media, consumer goods and software.

Our clients unlock explosive growth in revenues, profit and ROI, while building brand equity and market share. With 20 years of experience, we have delivered over $100 million in incremental profit growth for leading recurring revenue brands such as Time Life, Highlights and MediaBay.

Advisor
Neurohacker Collective
Jun 2017 – Nov 2017 • 6 mos
Greater San Diego Area



SVP, Direct-to-Consumer Business
Highlights for Children
Mar 2015 – Sep 2016 • 1 yr 7 mos
Columbus, Ohio Area

Global family media brand and publisher of magazines, books and digital products such as subscription-based mobile apps.

Led quick and decisive turnaround of the direct-to-consumer business, driving significant growth in operating income and revenues. Initiated digital transformation with elevated focus on digital channels and digital products. More than doubled ecommerce revenues in a short period. Successfully launched a top grossing mobile subscription app with powerful expansion potential.



Chief Executive Officer
Matomy U.S.A., Inc.
Jan 2013 – Nov 2013 • 11 mos
New York City

Led the restructuring and integration into Matomy's global operations of digital advertising agency MediaWhiz after its acquisition by Matomy Media Group, one of the world's leading digital performance-based advertising companies.

At the end of 2013, the MediaWhiz brand was retired and the company became Matomy's U.S. hub of operations.

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Education



Swedish University of Agricultural Sciences
Master of Science (M.Sc.)
1979 – 1984

Skills & Endorsements

Strategic Planning · 23

 Endorsed by **3 of Hakan's colleagues at Highlights for Children**

E-commerce · 20

 Endorsed by **Jeff Paradise and 1 other who is highly skilled at this**

 Endorsed by **3 of Hakan's colleagues at Highlights for Children**

Digital Marketing · 19

 Endorsed by **Greg Salter, who is highly skilled at this**

 Endorsed by **3 of Hakan's colleagues at Highlights for Children**

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Recommendations

Received (2)   Given (2)



Vincent Wong
Investment, Mergers and Acquisitions
December 7, 2016, Vincent was a client of Hakan's

We truly value Hakan's long track record of success and his scope of experience in the digital marketing industry. His strategic insights are meticulously well-researched and directly relevant to the business thesis put before him



Mark How
C-Level Exec @ Strawhouse & Neurohacker Collective
November 15, 2016, Mark reported directly to Hakan

Hakan is an exceptionally effective CEO and GM.

He brings a powerful and rare blend of strategic and operational talent to the table, deployed with extreme intelligence, optimism and thoughtful, prioritized intensity.

I always felt like Hakan could be juggling; burning torches, running chainsaws, and cuddly kittens, and all-the-while have the capacity to nudge gently and occasionally on each of his team members top priorities. He adds an elegant, ambient efficiency, and focused energy to the operational machinery of everything within his purview.

In addition, Hakan cares deeply about building great business. He is honorable, good-hearted, and fiercely competitive. I had a lot of fun working with him, and would enjoy doing it again.

